21001979

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 02 2021 Washington DC 413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascensus Broker-Dealer Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Wells Avenue; Suite 160
(No. and Street)

Newton	Massachusetts	02459
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Gingolaski — 215-648-5202 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street	Philadelphia	PA	19103-3984
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise M. Gingolaski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascensus Broker-Dealer Services, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise M Gingolaski
Signature

FIN OP
Title

Vincent Coggiola III
Notary Public
02-26-2021

Commonwealth of Pennsylvania - Notary Seal
VINCENT COGGIOLA III - Notary Public
Bucks County
My Commission Expires Dec 13, 2023
Commission Number 1238547

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	6,576,558
Unbilled revenues		321,575
Accounts receivable passthrough		2,939,336
Prepaid expenses		362,450
TOTAL ASSETS	**$**	**10,199,919**
LIABILITIES & MEMBER'S EQUITY		
Due to related parties, net	$	21,189
Accounts payable passthrough		2,939,336
Accrued expenses		158,866
Tax provision payable due to Ascensus, LLC		159,189
Total liabilities		3,278,580
Commitments and contingencies (Note 6)		
Member's Equity		6,921,339
TOTAL LIABILITIES & MEMBER'S EQUITY	**$**	**10,199,919**

The accompanying notes are an integral part of the Statement of Financial Condition.

Note 1: Organization and Operation

Ascensus Broker Dealer Services, LLC (the "Company") is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a wholly owned subsidiary of Ascensus Group, LLC ("Ascensus") and formed in Delaware. Ascensus' other subsidiaries who service college savings programs ("529 Plans") are Ascensus Investment Advisors, LLC ("AIA"), a registered investment advisor, and Ascensus College Savings Recordkeeping Services, LLC ("ACSRS"), a registered transfer agent. Ascensus' other subsidiary who services retirement and benefit plans is Ascensus, LLC. Ascensus is an indirect wholly owned subsidiary of AqGen Ascensus, Inc. who is an indirect wholly owned subsidiary of AqGen Island Holdings. Inc. ("Ultimate Parent").

The Company has agreements to provide program management, transfer and servicing and administration services for various 529 Plans. The 529 Plans are named after section 529 of the Internal Revenue Code and are sponsored by state agencies ("States"). As permitted under these contracts, the Company has executed agreements with affiliates AIA and ACSRS under which the affiliates will provide the advisory, transfer and servicing agent functions for these 529 Plans. The Company also provides wholesale mutual fund commission collection services for retirement and benefit plans that are serviced by Ascensus, LLC. The Company, AIA, ACSRS and Ascensus, LLC are affiliated through common ownership under Ascensus. Refer to Note 3 *Related Party Transactions*.

The underlying assets in the 529 Plans are invested in investment portfolios, mutual funds, exchange-traded funds and Federal Deposit Insurance Corporation ("FDIC") insured savings accounts or separate accounts ("underlying investments"). The Company has entered into agreements with various investment managers who are responsible for the day-to-day management of the underlying investments. The retirement and benefit plans offer securities of major mutual fund companies on a payroll deduction basis through Ascensus, LLC. The mutual fund companies pay commissions to the Company on a shared commission basis ("12b-1 fees").

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepared its Statement of Financial Condition in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates and Assumptions

The preparation of Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, when applicable, as of the date of the Statement of Financial Condition. Actual results could differ from these estimates.

Cash

Cash includes demand bank deposits only. The Company did not maintain restricted cash as of December 31, 2020. The Company holds unremitted mutual fund commissions in a fiduciary account for the exclusive benefit of customers in accordance with Section (k)(2)(i) of the 1934 Securities Exchange Act, as amended, and Rule 15c3-3. All of the funds that are deposited into this account are then transferred to the administrative fee credit account to be maintained for the benefit of the customer's plans at the end of each month.

Receivables and Unbilled Revenues

Unbilled revenues are accrued when a service has been provided but such services have not yet been billed to the customer and are expected to be collected within one year. Management monitors unbilled revenues balances from its customers and establishes an allowance for balances when collection appears uncertain to reflect management's best estimate of expected recovery. As of December 31, 2020, there were no accounts where collection appears uncertain. There were no accounts written off during 2020.

Accounts receivable passthrough include commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. The receivables are accrued and collected in the following month and are

subsequently remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis. The accounts receivable passthrough funds represent: (i) ninety-five percent of the total commissions received on behalf of customers, after reducing these commissions by five percent for 12b-1 fees earned by the Company; and (ii) 100% of the total commissions received on behalf of unaffiliated broker-dealers and banks which are solely attributable to these entities.

Accounts Payable Passthrough

Accounts payable passthrough include obligations arising from commission funds received from mutual fund companies on behalf of customers and unaffiliated broker-dealers and banks. Accounts payable passthrough is an offset to accounts receivable passthrough. The associated funds are remitted to customers on a monthly basis and unaffiliated broker-dealers and banks on a weekly or quarterly basis.

Income Taxes

The Company is included in the consolidated federal income tax return of the Ultimate Parent, as well as certain combined or unitary state income or franchise tax returns. The Company provides for current and deferred income taxes as if it were a separate taxpayer. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to an amount which is more likely than not realizable. Current tax obligations are recorded as receivable from or payable to Ascensus, LLC. To the extent that the Company does not pay any resulting tax provision to Ascensus, LLC or receive any resulting tax benefit from Ascensus, LLC, such provision (benefit) will be deemed a contribution or distribution and be recorded as additional paid-in-capital.

An uncertain tax position is recognized only if it is more likely than not to be sustained upon examination based on the technical merits of the position. The amount of tax benefit recognized in the Statement of Financial Condition is the largest amount of benefit that is more than fifty percent likely of being sustained upon ultimate settlement of the uncertain tax position.

Prepaid Expenses

Prepaid expenses include advance commissions and other upfront fees. As of December 31, 2020, the majority of prepaid expenses related to advance commissions paid by the Company to advisors on Class C units sold to participants in various 529 plans. These amounts are capitalized and paid by the Company on a weekly basis. The assets are amortized on a straight-line basis over one year. The amortization period is consistent with the period the Company is paid on contingent deferred sales charge fees related to the Class C units prior to the ongoing fee received for amounts invested in Class C units starting at month thirteen.

Financial Instruments

The fair value of cash, receivables, unbilled revenues and accrued expenses approximate the carrying values due to the short period of time to maturity.

New Accounting Standards

The following recently issued accounting standards have been adopted by the Company as of December 31, 2020:

Standard	Description	Date of Adoption	Application	Effect on the Statement of Financial Condition
Measurement of Credit Losses (ASU 2016-13 and related amendments)	Updated the accounting guidance on reporting credit losses for financial assets held at amortized cost basis and available-for-sale debt securities. Under this guidance, expected credit losses are required to be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount of financial assets. Also, this guidance requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down.	January 1, 2020	Modified Retrospective	The impact of this standard did not have a material impact to the Company's Statement of Financial Condition as the Company's trade receivables are immaterial.

The following recently issued accounting standards have not been adopted by the Company as of December 31, 2020:

Standard	Description	Date of Adoption	Application	Effect on the Statement of Financial Condition
Simplifying the Accounting for Income Taxes (ASU 2019-12)	Updated the accounting guidance for income taxes. The guidance removes required exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for foreign subsidiaries. In addition, provides an option to remove the requirement to allocate the consolidated current and deferred tax expense to a legal entity that is not subject to tax in its separate audited financial statements. The guidance requires recognition of franchise taxes partially based on income, evaluations of a step up in tax basis of goodwill as either part of the business combination for recording goodwill or a separate tax transaction, and account for changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enacted date.	January 1, 2021	Retrospective for recognition of franchise taxes and for allocation of consolidated current and deferred income taxes; modified retrospective for changes in ownership of foreign method investments or foreign subsidiaries; prospective for all other amendments.	The Company is evaluating the impact on its Statement of Financial Condition, as well as the timing of adoption.

Note 3: Related Party Transactions

The Company is a member of a group of affiliated companies and has material transactions and relationships with members of the group. Refer to Note 1 *Organization and Operation*. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result among unrelated parties. Due to related parties, net on the accompanying Statement of Financial Condition includes the net amount of cash due from AIA and ACSRS of $28,375 and the net amount of cash due to Ascensus, LLC of $49,564. The Company will settle these amounts during the year ended December 31, 2021. In general, the Company, AIA and ACSRS jointly enter into contracts with State Trustees of the 529 Plans. Fees for services performed for these 529 Plans by the Company, AIA or ACSRS are remitted in the aggregate to the Company, AIA or ACSRS. The Company accounts for the AIA or ACSRS portions of payments it receives as pass-through activities and net cash is generally remitted on a monthly basis, in arrears. Ascensus, LLC pays substantially all the accounts payable and payroll on behalf of the Company and is reimbursed on a regular basis. Ascensus, LLC also provides general overhead services to the Company including but not limited to the cost of processing centralized accounts payable and payroll, as well as accounting and financial planning services which are charged to the Company by Ascensus, LLC.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, as amended which requires the maintenance of minimum net capital. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregated indebtedness, as defined. As of December 31, 2020, the

Company had net capital of $3,297,978 which was $3,047,978 in excess of its required minimum net capital of $250,000. The Company's net capital ratio is 1.01 to 1.

Note 5: Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes and is included in the consolidated federal income tax return filed by the Ultimate Parent. The Company is included in combined and separate state and local income tax returns of the Ultimate Parent. The Company has computed its income tax expense under the separate return method.

Federal and state income taxes are calculated as if the Company filed a separate income tax return. The effective tax rate is 23.35% and varies from the U.S. federal statutory rate of 21% due to the impact of state taxes, net of federal benefit. The Company has a current tax provision payable to Ascensus, LLC in the amount of $159,189 included on the accompanying Statement of Financial Condition.

The Company has no uncertain tax positions as of December 31, 2020 and with few exceptions, the Company is no longer subject to United States federal, state and local income tax examinations by tax authorities for years before 2017.

Note 6: Commitments and Contingencies

Contingencies

In the normal course of business, the Company is subject to various legal proceedings and claims from time to time. At this time, the Company is not aware of any active legal proceedings or claims.

The Company recognizes liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred as of the balance sheet date and the amount can be reasonably estimated. For other claims or proceedings when it is reasonably possible that a liability has been incurred as of the balance sheet and the amount can be reasonably estimated, the Company will disclose the range of such losses related to those proceedings.

The Company's agreements with the States include certain representations and warranties and provide general indemnifications in the event the Company's negligent acts, willful misconduct or fraud result in any direct losses suffered by the States. The Company's maximum exposure under these arrangements is unknown, as it would involve claims that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

In December 2019, a novel strain of coronavirus, COVID-19, was identified in Wuhan, China. Since then, COVID-19 has spread within China and infections have been found in a number of countries around the world, including the United States. In March of 2020, various local, state and federal government mandates in the United States have led to reductions and restrictions on travel and reductions of operating hours or temporary closures of businesses. The Company has taken active steps to minimize the spread of COVID-19 among its employees. The impacts of the COVID-19 outbreak has had an adverse impact on the global economy and the nature and extent of COVID-19's effect on the Company's operations, financial position, results of operations and cash flows will continue to depend on future developments, including the course of the pandemic and the success of the U.S. government in restarting economic activity and relaxing social distancing measures. During 2020, COVID-19 did not have an adverse impact to the Company's operations, financial position, results of operations, cash flows, or its ability to maintain its minimum net capital.

Commitments

The Company does not have any future annual commitment obligations.

Note 7: Concentrations and Risks

For the year ended December 31, 2020, one 529 Plan, subject to renewal on State procurement rules in 2025, accounted for 61% of total unbilled revenues.

The Company maintains its cash balances with a major national depository institution, in amounts which may exceed the insurance limits of the FDIC. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.